Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE

Placing Agent

Cheong Lee Securities Limited

Reference is made to the announcement of Graphex Group Limited (the “Company”) dated 17 October 2024 (the “Announcement”) in relation to the placing of new shares under general mandate. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

COMPLETION OF THE PLACING

The Board is pleased to announce that the Conditions set out in the Placing Agreement have been fulfilled and completion of the Placing (“Completion”) took place on 8 November 2024. All the 185,480,000 Placing Shares have been successfully placed by the Placing Agent to not less than six Placees at the Placing Price of HK$0.066 per Placing Share pursuant to the terms and conditions of the Placing Agreement. To the best knowledge, information and belief of the Directors having made all reasonable enquiries, the Placees and their respective ultimate beneficial owners (where applicable) are Independent Third Parties. None of the Placees has become a substantial shareholder (as defined under the Listing Rules) of the Company upon Completion.

The 185,480,000 Placing Shares represent approximately 18.78% of the existing issued share capital of the Company immediately before Completion and approximately 15.81% of the issued share capital of the Company as enlarged by the allotment and issue of the Placing Shares immediately upon Completion.

The net proceeds from the Placing (after deduction of commission and other expenses of the Placing) amounted to approximately HK$11.97 million are intended to be used for the development of the graphene business, repayment of borrowings and general working capital of the Group.

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, the shareholding structure of Shares in the capital of the Company (i) immediately before Completion; and (ii) immediately upon Completion and as at the date of this announcement is as follows:

	Immediately before Completion		Immediately upon Completion and as at the date of this announcement
	Number of Shares	Approx. %	Number of Shares	Approx. %
Chan Yick Yan Andross (Note 1)	98,610,887	9.98	98,610,887	8.40
PBLA Limited	75,123,669	7.60	75,123,669	6.40
Lau Hing Tat Patrick (Note 2)	55,895,444	5.66	55,895,444	4.76
Public Shareholders
The Placees	–	–	185,480,000	15.81
Other Public Shareholders	758,196,762	76.76	758,196,762	64.63
Total	987,826,762	100.00	1,173,306,762	100.00

Notes:

1.	The above percentage figures are subject to rounding adjustments.

2.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,894,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly owned by him.

3.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,892,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly owned by him.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 8 November 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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